CONFORMED
                                                                      ---------

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of July 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __
                      --


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___  No _X_


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

Industrias Bachoco S.A. de C.V. Announces Second Quarter 2003 Results


    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--July 25, 2003--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE:IBA) (BMV:Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the second quarter and first six months ended June 30, 2003. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2003.

    Second Quarter 2003 Highlights:

    --  Total sales for the quarter reached Ps. 2,674.6 million

    --  Sales of table eggs increased 32.2%

    --  Gross margin was 21.9% for the quarter, operating margin of
        7.8%

    --  EBITDA reached Ps. 293.7 million

    --  EPS of Ps. 0.55 for the quarter, compared to Ps. 1.45 in 2Q02

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "This quarter, the Mexican inflation rate improved, reaching nearly zero, the Mexican peso appreciated approximately 3% and interest rates reached historic lows; however, expected GDP annual growth continued deteriorating.
    "Our industry remains affected by higher unit costs as a result of the worldwide increase in raw material prices, mainly grain. Since we were unable to pass on these increases to the consumer due to the weak economic situation, operating income was affected. However, the operating margin remained stable, at 7.8% for the quarter, similar to that achieved in the first quarter of this year. We also saw little competitive pressure from abroad.
    "The supply of table eggs was more stable. Thus, as a result of this and of our efforts to improve our product mix, we saw an important price recovery and sales increased by more than 30.0% during the quarter, compared to the second quarter of the previous year.
    "Our financial position remains strong. We have cash and cash equivalents of Ps. 1,879.1 million. In addition, debt continued decreasing, reaching Ps. 147.7 million, while Capex continues to be financed entirely from resources generated by the Company's operations.
    "In conclusion, even though volumes decreased with respect to the same quarter of 2002, our inventories remain low. We were also able to successfully sell all of the available production. Additionally, our growth plans remain on track and we continue to strive to maintain quality and service levels in all of our markets."

    Net Sales

    Net sales for the quarter reached Ps. 2,674.6 million, a decrease of 4.9% compared to Ps. 2,813.7 million reported for 2Q02. This was mainly due to a decline of 10.7% in sales of chicken and 17.4% in swine sales, partially offset by sales increases of 32.2% in table egg and 1.5% in balance feed.

Net Sales by
Product Line                                          2Q02       2Q03
                                                        %          %
----------------------------------------------------------------------
CHICKEN                                              82.99%     77.95%
----------------------------------------------------------------------
EGGS                                                  7.80%     10.84%
----------------------------------------------------------------------
BALANCE FEED                                          6.71%      7.16%
----------------------------------------------------------------------
SWINE AND OTHER LINES                                 2.51%      4.05%
----------------------------------------------------------------------
TOTAL COMPANY                                          100%       100%
----------------------------------------------------------------------


    Operating Results

    Bachoco's gross margin was 21.9% in 2Q03, compared to 30.8% in 2Q02, mainly by the reduction on sales of 4.9% and increases in unit cost of sales of our main product lines. Consequently, the Company's operating margin was 7.8%, compared to 17.6% in the same quarter of 2002. EBITDA during the quarter reached Ps. 293.7 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 50.3 million, which includes a net effect of Ps. 8.2 million as per Bulletin E-1.

    Net Income

    Net income for the three-month period ended June 30, 2003, was Ps.
164.2 million. Earnings per share reached Ps. 0.55, compared to Ps.
1.45 reported for the same period of 2002.

    Results by Business Segment

    Chicken

    Volume of chicken sold during the quarter decreased 10.5% with respect to the same quarter of last year. This decline was the result of changes in the product mix as well as the effects of Hurricane Isidore, which affected the Peninsula Complex in September 2002. Our inventories of chicken remain low, since we have been able to successfully sell all available production. The Company expects volumes to resume their normal levels during the third or fourth quarter of this year.
    Demand remained solid for the quarter, however, chicken prices suffered a slight reduction of 0.2%, and it was not possible to compensate for the increases in unit costs. This caused a decrease in chicken gross margins.

    Table Eggs

    The sales of table eggs increased by 32.2%, as a result of a significant recovering in price, partially offset by a 3.3% reduction in volume, due to a more stable supply of table eggs in the country. Gross margin increased significantly in this business line due to the price increase. The Company continues to work on improving the sales mix by introducing pre-packaged products with high-brand identification.

    Balance Feed

    Sales of balanced feed increased 1.5% with respect to the same quarter of last year, as a result of a price increase which was partially offset by a 5.5% decrease in volume sold. The lower volume resulted from a reduction in demand as some medium livestock producers integrated their own feed mills. Prices increased mainly as a result of the increase in the cost of raw materials. We expect that prices of raw materials will stabilize during the second semester of the year.

    Swine and Other Lines

    Sales of swine decreased 17.4%, as a result of a decrease of 15.1% in volume sold and due to a 2.7% price reduction. The price reduction is the result of continuing imports mainly from the U.S. We were able to sell all of our volume produced during the quarter, so that the reduction in volume is a consequence of lower production levels due to alignments of our production cycles.

    First Semester 2003 Results

    Net Sales

    Net sales for the first six month period reached Ps. 5,242.3 million, nearly the same level compared to Ps. 5,277.1 million reported for the same period of 2002. This was mainly due to sales increases of 20.1% in table egg, 1.6% in balance feed, offset by declines of 4.8% in sales of chicken and 9.7% in swine sales. These changes in sales were mainly the result of increases in unit prices of chicken, eggs and balance feed, offset by a decrease in the unit price of swine and reduction in volumes of chicken, balanced feed and swine sold.



                                                     FIRST      FIRST
Net Sales by                                       SEMESTER   SEMESTER
Product Line                                           02         03

----------------------------------------------------------------------
CHICKEN                                              81.74%     78.36%
----------------------------------------------------------------------
EGGS                                                  8.91%     10.77%
----------------------------------------------------------------------
BALANCE FEED                                          6.84%      7.00%
----------------------------------------------------------------------
SWINE AND OTHER LINES                                 2.51%      3.87%
----------------------------------------------------------------------
TOTAL COMPANY                                          100%       100%
----------------------------------------------------------------------

    Operating Results

    Bachoco's gross margin reached 22.1% during the first semester of 2003, compared to 27.7% in 2002, mainly due to increases in unit cost of sales of our main product lines, which were affected by price increases in raw materials. Consequently, the Company's operating margin was 8.0% compared to 13.9% in the same quarter of 2002. EBITDA during the semester reached Ps. 586.1 million.

    Taxes

    The taxes recognized by the Company during the semester were Ps.
53.9 million, which includes the positive effect of Bulletin E-1 in the amount of Ps. 44.0 million.

    Net Income

    Net income for the six-month period ended June 30, 2003, was Ps.
391.5 million. Earnings per share reached Ps. 1.30, compared to Ps.
2.79 reported for the same period of 2002.

    Balance Sheet

    The Company maintained a healthy financial structure at the end of second quarter of 2003. Liquidity remained solid with cash and cash equivalents of Ps. 1,879.1 million as of June 30, 2003. Debt decreased from Ps. 193.4 million as of December 31, 2002 to Ps. 147.7 million as of June 30, 2003.
    The current ratio reached 4.0x to 1.0x. Capex during the semester was Ps. 321.3 million, financed entirely from resources generated by the operations.

    Recent Developments

    During the quarter the Company announced that will increase its chicken capacity in the Northwest Complex headquartered in Cualican in the State of Sinaloa and the Peninsula Complex located in the Yucatan Peninsula.
    The Northwest Complex currently produces about 1.0 million chickens per week and the Company plans to gradually increase its capacity to 1.5 million chickens per week by 2005. The Company also announced that repairs at the Peninsula Complex are on schedule and it expects to reach pre-Hurricane Isidore capacity by the third and fourth quarter of this year. Thus, the Company expects to increase capacity by an additional 100% to produce up to 750,000 chicks per week by the end of this year.
    The Company also announced that in order to fully comply with the Mexican Corporate and Security Markets Laws (Ley del Mercado de Valores) as well with the regulatory amendments in the various markets where Bachoco's shares are traded, a new board of directors was named during the Annual Ordinary Shareholders Meeting on April 30, 2003. The new board members were announced in a press release dated May 5, 2003.
    On July 25, the Mexican government announced that Mexico and U.S. had agreed upon a definitive 5-year safeguard for the poultry industry with an initial tariff of 98.8%, on imports of chicken leg quarters, which will be gradually reduced until 2008. To insure a more stable flow of imports, the Mexican government had implemented a temporary safeguard including a 98.8% tariff on January 2003.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,357.4 million for fiscal 2002 divided among the Company's four main product lines as follows: 80.89 % chicken and chicken-related products, 6.87% balanced feed, 9.43% table eggs, and 2.81% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's Web site at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

    For more information, please visit Bachoco's Web site at http://www.bachoco.com.mx.


    CONTACT: Industrias Bachoco S.A. de C.V.
             IR Contacts:
             In Mexico:
             Cristobal Mondragon or Maria Appendini
             Ph: 011 (52) 461-618-3555
             E-mail: maria.appendini@bachoco.net
             www.bachoco.com.mx
                 or
             In New York:
             i-advize Corporate Communications
             Melanie Carpenter or Blanca Hirani
             Ph: 212/406-3690
             E-mail: bachoco@i-advize.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Industrias Bachoco, S.A. de C.V.
                                                       (Registrant)



Date: July 25, 2003                            By: /s/ CP Daniel Salazar Ferrer
                                                  ------------------------------
                                             Name:  CP Daniel Salazar Ferrer
                                            Title:  Financial Director